Change of Representative Director

1. Details of Change

Representative Director (before) : Representative Director (after) :	Dr. Chang Bun Yoon Mr. David Yeung

2. Reasons for Change

Dr. Chang Bun Yoon resigned from the role of Director and Representative Director.

3. Date of Change

August 12, 2005

4. Other

On August 12, 2005, Dr. Chang Bun Yoon resigned from the role of Representative Director at hanarotelecom incorporated (or “the Company”) and Mr. David Yeung, who was appointed the designated replacement representative director at the 69th BOD meeting on November 11, 2003, will now perform the responsibilities of the Company’s Representative Director.

[Profile of the Newly Appointed Representative Director]

Name : Mr. David Yeung

Relationship to the largest shareholder : Not applicable

Professional Background

- - -	MBA (The University of Chicago) Head of AIG Infrastructure Investments in Emerging Markets Managing Director, AIG Global Investment Corp.